Exhibit 99.1
ASCENDIS PHARMA A/S
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Six Months Ended June 30, 2021 and 2020	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2021 and December 31, 2020	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at June 30, 2021 and 2020	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Six Months Ended June 30, 2021 and 2020	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss
and Comprehensive Income / (Loss) for the Three and Six Months Ended June 30

		Three Months Ended June 30		Six Months Ended June 30

	Notes	2021	2020	2021	2020
		(EUR’000)		(EUR’000)
Consolidated Interim Statement of Profit or Loss
Revenue	5	1,022	1,436	1,767	3,661
Research and development costs	7	(83,306)	(63,578)	(171,455)	(121,093)
Selling, general and administrative expenses	7	(35,345)	(20,805)	(72,591)	(38,720)

Operating profit / (loss)		(117,629)	(82,947)	(242,279)	(156,152)
Share of profit / (loss) of associate		(4,817)	(1,885)	23,289	(3,400)
Finance income		145	86	23,268	1,996
Finance expenses		(12,141)	(10,292)	(1,703)	(876)

Profit / (loss) before tax		(134,442)	(95,038)	(197,425)	(158,432)
Tax on profit / (loss) for the period		68	106	259	183

Net profit / (loss) for the period		(134,374)	(94,932)	(197,166)	(158,249)

Attributable to owners of the Company		(134,374)	(94,932)	(197,166)	(158,249)

Basic and diluted earnings / (loss) per share		€(2.50)	€(1.97)	€(3.66)	€(3.29)
Number of shares used for calculation (basic and diluted) (1)		53,848,166	48,207,661	53,804,300	48,096,749

		(EUR’000)		(EUR’000)
Consolidated Interim Statement of Comprehensive Income
Net profit / (loss) for the period		(134,374)	(94,932)	(197,166)	(158,249)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		77	(147)	1,765	(61)

Other comprehensive income / (loss) for the period, net of tax		77	(147)	1,765	(61)

Total comprehensive income / (loss) for the period, net of tax		(134,297)	(95,079)	(195,401)	(158,310)

Attributable to owners of the Company		(134,297)	(95,079)	(195,401)	(158,310)

(1)
A total of 6,065,823 warrants outstanding as of June 30, 2021 can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 5,788,390 warrants outstanding as of June 30, 2020 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	June 30, 2021	December 31, 2020
		(EUR’000)
Assets
Non-current assets
Intangible assets		5,495	5,717
Property, plant and equipment		123,924	108,112
Investment in associate		45,783	9,176
Deposits		1,702	1,375
Marketable securities	8	90,693	115,280

		267,597	239,660

Current assets
Trade receivables		394	387
Other receivables		11,398	6,957
Prepayments		21,826	13,994
Marketable securities	8	166,094	134,278
Cash and cash equivalents		384,539	584,517

		584,251	740,133

Total assets		851,848	979,793

Equity and liabilities
Equity
Share capital	9	7,237	7,217
Distributable equity		680,250	831,494

		687,487	838,711

Non-current liabilities
Lease liabilities	10	94,059	85,116
Other payables		—	3,162

		94,059	88,278

Current liabilities
Lease liabilities	10	6,950	6,859
Contract liabilities		145	363
Trade payables and accrued expenses		44,207	21,897
Other payables		18,623	23,384
Income taxes payable		377	301

		70,302	52,804

Total liabilities		164,361	141,082

Total equity and liabilities		851,848	979,793

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity

	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total

	(EUR’000)

Equity at January 1, 2021	7,217	1,728,747	(76)	133,101	(1,030,278)	838,711
Loss for the period	—	—	—	—	(197,166)	(197,166)
Other comprehensive income / (loss), net of tax	—	—	1,765	—	—	1,765

Total comprehensive income / (loss)	—	—	1,765	—	(197,166)	(195,401)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	39,396	—	39,396
Capital increase	20	4,761	—	—	—	4,781

Equity at June 30, 2021	7,237	1,733,508	1,689	172,497	(1,227,444)	687,487

		Distributable Equity

	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total

	(EUR’000)
Equity at January 1, 2020	6,443	1,122,097	(34)	79,931	(611,323)	597,114
Loss for the period	—	—	—	—	(158,249)	(158,249)
Other comprehensive income / (loss), net of tax	—	—	(61)	—	—	(61)

Total comprehensive income / (loss)	—	—	(61)	—	(158,249)	(158,310)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	28,364	—	28,364
Capital increase	48	9,928	—	—	—	9,976

Equity at June 30, 2020	6,491	1,132,025	(95)	108,295	(769,572)	477,144

Unaudited Condensed Consolidated Interim Cash Flow Statements for the
Six Months Ended June 30

	Six Months Ended June 30,
	2021	2020
	(EUR’000)
Operating activities
Net profit / (loss) for the period	(197,166)	(158,249)
Reversal of finance income	(23,268)	(1,996)
Reversal of finance expenses	1,703	876
Reversal of tax charge	(259)	(183)
Adjustments for non-cash items:
Reversal of non-cash consideration relating to revenue	(1,155)	(2,215)
Reversal of share of profit / (loss) of associate	(23,289)	3,400
Share-based payment	39,396	28,364
Depreciation	7,112	4,192
Amortization	222	—
Changes in working capital:
Receivables	(4,035)	(944)
Prepayments	(7,832)	(5,385)
Contract liabilities (deferred income)	(218)	(858)
Trade payables and other payables	10,902	8,008

Cash flows generated from / (used in) operations	(197,887)	(124,990)
Finance income received	1,915	1,776
Finance expenses paid	(699)	(798)
Income taxes re c eived / (paid)	(149)	615

Cash flows from / (used in) operating activities	(196,820)	(123,397)

Investing activities
Investment in associate	(10,187)	—
Acquisition of property, plant and equipment	(7,607)	(10,725)
Development expenditures (software)	(530)	(311)
Purchase of marketable securities	(76,358)	(233,446)
Settlement of marketable securities	75,600	—

Cash flows from / (used in) investing activities	(19,082)	(244,482)

Financing activities
Payment of principal portion of lease liabilities	(3,371)	(2,306)
Proceeds from exercise of warrants	4,782	9,976

Cash flows from / (used in) financing activities	1,411	7,670

Increase / (decrease) in cash and cash equivalents	(214,491)	(360,209)

Cash and cash equivalents at January 1	584,517	598,106
Effect of exchange rate changes on balances held in foreign currencies	14,513	2,708

Cash and cash equivalents at June 30	384,539	240,605

Cash and cash equivalents include:
Bank deposits	383,073	183,153
Short-term marketable securities	1,466	57,452

Cash and cash equivalents at June 30	384,539	240,605

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Note 1—General Information
Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.
The address of the Company’s registered office is Tuborg Boulevard 12,
DK-2900,
Hellerup, Denmark.
On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.
The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 25, 2021.
Note 2—Summary of Significant Accounting Policies
Basis of Preparation
The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.
The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the
Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2020.
The preparation of financial statements in conformity with IFRS requires the use of certain significant accounting estimates and requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.
New and Amended IFRS Standards Adopted by the Company
Several new amendments and interpretations became applicable for the current reporting period, but do not have an impact on the accounting policies applied by the Company.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3—Critical Accounting Judgements and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. Judgements and estimates applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning judgements and estimates could result in outcomes, that require a material adjustment to assets and liabilities in future periods.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. While the application of significant accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of significant accounting estimates have not revealed any material impact in the consolidated interim statements of profit or loss for any of the periods presented.
The unaudited condensed consolidated interim financial statements do not include all disclosures for significant accounting judgements, estimates and assumptions, that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020.
Significant judgements made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets related to drug development, classification of collaboration agreements and recognition principles related to pre-launch
inventories. For the six months ended June 30, 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied its own share price as input for expected volatility. Details are provided in section “Warrant Compensation Costs”. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price.
The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition and measurement of accruals and prepayments for manufacturing and clinical trial activities.
Other than as set out below, there have been no other changes to the application of significant accounting judg
e
ments, or estimation uncertainties regarding accounting estimates compared to December 31, 2020.
Warrant Compensation Costs
IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized over the vesting period as research and development costs or selling, general and administrative expenses, as appropriate, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.
Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. For the six months ended June 30, 2021, the expected volatility has been calculated using the Company’s own share price.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4—Significant Events in the Reporting Period
Impact from
COVID-19
pandemic
A novel strain of coronavirus,
(“COVID-19”)
was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical and clinical supplies, as well as commercial supply.
We monitor these risks closely, and work with relevant stakeholders to avoid disruptions, and to develop and establish working measures. However, while
COVID-19
continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from
COVID-19,
including the magnitude of any impact on our operational results, highly uncertain and unpredictable. At the reporting date,
COVID-19
did not have a direct impact on the
consolidated
interim financial statements
.
VISEN Pharmaceuticals Investment
On January 8, 2021, the Company entered into an equity investment of $12.5 million in its associate, VISEN Pharmaceuticals, or VISEN, as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retains approximately 44% of VISEN’s issued and outstanding shares. As a result, the Company has recognized a non-cash
gain in the first quarter of 2021 of €42.3 million, which is presented as part of “Share of profit / (loss) of associate” in the consolidated interim statement of profit or loss. The Series B financing has not changed the Company’s accounting treatment of VISEN.
Note 5—Revenue
The Company’s revenue is primarily generated from three license agreements, which were entered into in 2018. The licenses grant VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company has received up-front,
non-refundable,
non-cash
consideration of $40.0 million in the form of 50% ownership in VISEN. At the reporting date, the Company retains approximately 44% of VISEN’s issued and outstanding shares.
Consideration received is recognized partly as license revenue, and partly as rendering of services over time. In addition to granting exclusive rights, the Company will provide clinical trial supply and development services to VISEN.

	Three Months Ended June 30,		Six Months Ended June 30,

	2021	2020	2021	2020

	(EUR’000)		(EUR’000)
Revenue from external customers
Revenue from the rendering of services (recognized over time)	226	779	395	2,091
Sale of clinical supply (recognized at a point in time)	217	—	217	246
“Right-to-use” licenses (recognized at a point in time)	579	657	1,155	1,324

Total revenue (1)	1,022	1,436	1,767	3,661

Attributable to
VISEN Pharmaceuticals	913	1,436	1,550	3,661
Other collaboration partners	109	—	217	—

Total revenue	1,022	1,436	1,767	3,661

Revenue by geographical location
North America	688	657	1,373	1,324
China	334	779	394	2,337

Total revenue	1,022	1,436	1,767	3,661

(1)
For the three months ended June 30, 2021 and 2020, and for the six months ended June 30, 2021 and 2020, “Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €579 thousand and €1,013 thousand, and of €1,155 thousand and €2,215 thousand, respectively.

Note 6—Segment Information
The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, no additional information on business segments or geographical areas is disclosed.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7—Warrants and Share-based Payment
Share-based
Payment
Ascendis Pharma A/S has established warrant programs and equity-settled share-based payment transactions, as an incentive for all its employees, members of its Board of Directors and select external consultants.
Warrants are granted by the Company’s Board of Directors in accordance with authorizations given to it by the shareholders of the Company. As of June 30, 2021, 11,023,308 warrants have been granted, of which 19,580 warrants have been cancelled, 4,327,249 warrants have been exercised, 2,168 warrants have expired without being exercised, and 608,488 warrants have been forfeited. As of June 30, 2021, the Company’s Board of Directors was authorized to grant up to 2,603,979 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of the Company. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Company’s Board of Directors. The exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.5 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.
Warrant Activity
The following table specifies the warrant activity during the six months ended June 30, 2021:

	Total Warrants	Weighted Average Exercise Price EUR

Outstanding at January 1, 2021	6,148,004	69.97

Granted during the period	158,590	120.15
Exercised during the period	(150,604)	33.51
Forfeited during the period	(90,167)	121.80

Outstanding at June 30, 2021	6,065,823	71.04

Vested at June 30, 2021	3,565,573	46.23

Warrant Compensation Costs
Warrant compensation costs are determined with a basis in the grant date fair value of the warrants granted and recognized over the vesting period as research and development costs or as selling, general and administrative expenses. For the three months ended June
30
, 2021 and 2020, and for the six months ended June 30, 2021 and 2020, warrant compensation costs recognized in the consolidated interim statement of profit or loss was €16,320 thousand and €13,415 thousand, and €39,396 thousand and €28,364 thousand, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8—Marketable Securities
Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices (Level 1 in the fair value hierarchy).
The composition of the portfolio is specified in the following table
.

	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities
U.S. Treasury bills	—	—	46,243	46,245
U.S. Government bonds	85,049	85,049	62,088	62,101
Commercial papers	8,832	8,833	10,583	10,581
Corporate bonds	144,830	144,734	121,282	121,234
Agency bonds	18,076	18,077	9,362	9,369

Total marketable securities	256,787	256,693	249,558	249,530

Classified based on maturity profiles
Non-current assets	90,693	90,623	115,280	115,277
Current assets	166,094	166,070	134,278	134,253

Total marketable securities	256,787	256,693	249,558	249,530

Specified by rate structure
Fixed rate	231,342	231,249	175,757	175,732
Floating rate	16,613	16,611	16,975	16,972
Zero-coupon	8,832	8,833	56,826	56,826

Total marketable securities	256,787	256,693	249,558	249,530

Specified by investment grade credit rating
Prime	6,398	6,398	7,716	7,714
High grade	127,690	127,678	142,339	142,352
Upper medium grade	119,785	119,706	99,503	99,464
Lower medium grade	2,914	2,911	—	—

Total marketable securities	256,787	256,693	249,558	249,530

The Company’s marketable securities are all denominated in U.S. Dollars. At June 30, 2021, the portfolio has a weighted average duration of 6.6 and 17.5 months, for current and non-current
positions, respectively. The entire portfolio has a weighted average duration of 10.4 months.
All marketable securities have investment grade ratings, and accordingly, the risk from probability of default is low. The risk of expected credit loss over marketable securities has been considered, including the hypothetical impact arising from the probability of default which is considered in conjunction with the expected loss given default from securities with similar credit ratings and attributes. This assessment did not reveal a material expected credit loss, and accordingly, no provision for expected credit loss has been recognized.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9—Share Capital
The share capital of Ascendis Pharma A/S consists of 53,900,990 outstanding shares at a nominal value of DKK 1, all in the same share class.
Note 10 —Lease Liabilities
The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are determined according to the non-cancellable
period and are between two and twelve years. In addition, in order to improve flexibility to the Company’s operations, lease terms may provide the Company with options to extend the lease or to terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to ten years, in addition to the non-cancellable
period.
Maturity analysis for lease liabilities recognized in the consolidated statements of financial position at June 30, 2021 is specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
June 30, 2021
Lease liabilities	7,051	45,162	71,397	123,610	101,009

Total lease liabilities	7,051	45,162	71,397	123,610	101,009

Note 11—Subsequent Events
O
n August 25, 2021, the Company announced that the U.S. Food and Drug Administration, or FDA, has approved SKYTROFA (lonapegsomatropin-tcgd) for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone (GH). In order to accommodate market demands, the Company has initiated manufacturing of inventories prior to obtaining marketing approval, or pre-launch inventories, for SKYTROFA. However, since pre-launch inventories are not realizable prior to obtaining marketing approval, pre-launch inventories are immediately written down to zero through research and development costs. As a result of the marketing approval received on August 25, 2021, the Company will reverse prior periods’ write-downs of pre-launch inventories through research and development costs, at the lower of cost and net-realizable value. Subsequent to the reporting date, reversal of prior periods’ write-downs is expected to have a positive impact on research and development costs of approximately €
50
 million.
No other events have occurred after the reporting date that would influence the evaluation of these unaudited condensed consolidated interim financial statements.